Exhibit 99.2

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Party that Ceased to be
an Interested Party in the Corporation by Virtue of Holdings
Regulation 33(g) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

1.	Details of the Holder:

	Surname/Name of Corporation:	Israel Petrochemical Enterprises Ltd.

	Type of identification number:	Number at the Registrar of Companies in Israel

	Identification number:	52-002931-5

Citizenship / Country of
	Incorporation or registration:	The Corporation is in Israel
	Address:	8 Shaul Hamelech Blvd. Tel-Aviv

Is the holder serving, for the purpose of the
report, as a representative of a number of
shareholders holding securities of the
	corporation together with it:	No.

2.	Details of the operation, following which, the holder ceased to be an interested party in the corporation:

	a. Name and class of security that is the subject of the operation:	Scailex ordinary share

	b. The number of the security on the TASE:	1082353

	c. Execution date of the operation:	30/06/2008

	d. Nature of the operation:	Reduction due to an out of the stock exchange transaction.

	e. Quantity of securities that is the subject of the operation:	19,112,255

	f. The rate at which the operation was executed:	ILS 38.48

	g. Are they dormant shares or securities convertible into dormant shares?	No.

3.a.	Its holdings subsequent to the operation:

Name, class and series of security	No. of the security on the TASE	Quantity of securities	Dormant*	Rate of holding		Rate of holding (fully diluted
				Equity	Voting	Equity	Voting
Scailex ordinary share	1082353	0	No	0	0	0	0

b.	The holder is not a banking corporation or insurer.

4.	Additional particulars:

The shares were held directly by Israel Petrochemical Enterprises Ltd. and through a wholly owned subsidiary (Petrochemical Holdings Ltd.)